UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

Likeable Limited 10/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong S.A.R. +852 2541 6632	Hin Wah Desmond Chu 10/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong S.A.R. +852 2541 6632

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Likeable Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 90,440(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 090,440(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,440(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Comprises 90,440 Class A Ordinary Shares held by Likeable Limited.
(2)

The percent ownership calculation is based on a total of 44,477,356 Class A Ordinary Shares outstanding as of November 24, 2023, as specified in the Merger Agreement (as defined herein) filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2023.

CUSIP No. G47048 106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hin Wah Desmond Chu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 90,440(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 090,440(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,440(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Comprises 90,440 Class A Ordinary Shares held by Likeable Limited. Hin Wah Desmond Chu is the sole director and shareholder of Likeable Limited.
(2)

The percent ownership calculation is based on a total of 44,477,356 Class A Ordinary Shares outstanding as of November 24, 2023, as specified in the Merger Agreement (as defined herein) filed by the Issuer with the SEC on November 24, 2023.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to Class A Ordinary Shares, par value of $0.001 per share (the “Class A Ordinary Shares”) of iClick Interactive Asia Group Limited, a company incorporated in the Cayman Islands (the “Issuer”).

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (the “Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one (1) vote per share.

The Issuer’s American Depositary Shares (the “ADSs”) (one representing five Class A Ordinary Shares) are listed on the NASDAQ Global Market under the symbol “ICLK.”

The Issuer’s principal executive office is located at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

Item 2. Identity and Background.

(a) – (c), (f)

This Schedule 13D is being filed jointly by Likeable Limited and Hin Wah Desmond Chu (each a “Reporting Person” and together, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. This Schedule 13D is being filed because the Reporting Persons may be deemed to have a formed a “group” with certain other persons, as described in Item 4 herein.

Likeable Limited is principally an investment holding vehicle and a company organized and existing under the laws of Hong Kong S.A.R.. Hin Wah Desmond Chu is the sole director and shareholder of Likeable Limited. Likeable Limited’s principal business office is at 10/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong S.A.R.

Hin Wah Desmond Chu is an Executive Director of Smartgo International Ltd., a management consultancy business with principal address at Suite 1103-4, Chinachem Golden Plaza, 77 Mody Road, Tsim Sha Tsui East, Hong Kong S.A.R. Hin Wah Desmond Chu is a citizen of Hong Kong S.A.R. and has a principal business office at 10/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong S.A.R.

Except as expressly otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the other Reporting Person or any other person (including any other Rollover Shareholder, as defined in Item 4). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person or any other person.

(d) – (e)

During the last five years no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On November 24, 2023, the Issuer announced in a press release that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TSH Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and TSH Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”).

Concurrently with the execution of the Merger Agreement, Parent, Likeable Limited and the other shareholders party thereto (collectively with Likeable Limited, the “Rollover Shareholders”) executed a support agreement (the “Support Agreement”), pursuant to which, each of the Rollover Shareholders has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of the shares held by such Rollover Shareholders for no cash consideration, (ii) subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger, (iii) vote in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger; and (iv) against any proposals or actions inconsistent or interfering with the Transactions.

The purpose of the Transactions, including the Merger, is to acquire all of the shares of the Ordinary Shares held by shareholders of the Issuer other than the Rollover Shares. Following consummation of the Merger, the Issuer will become a wholly-owned subsidiary of the Parent. In addition, if the Merger is consummated, the Issuer will be privately-held by the Rollover Shareholders and its ADSs will no longer be listed on the Nasdaq Global Market.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by references to the Merger Agreement and the Support Agreement, a copy of each which is filed as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference in its entirety.

Except as described above, neither Reporting Person has any plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The response of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As a result of entering into the Support Agreement, the Reporting Persons may be deemed to be the member of a “group” with the other Rollover Shareholders pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned (or deemed to be beneficially owned) by any of the other Rollover Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person beneficially owns any Ordinary Shares (including Ordinary Shares represented by ADSs) that are beneficially owned (or deemed to be beneficially owned) by any of the other Rollover Shareholders.

Collectively, the “group” may be deemed to beneficially own 17,589,131 Class A Ordinary Shares, comprised of an aggregate of (a) 13,107,568 Class A Ordinary Shares; (b) 4,385,078 Class A Ordinary Shares issuable upon the conversion of 4,385,078 Class B Ordinary Shares; and (c) 96,485 Class A Ordinary Shares issuable upon the exercise of options, held by the Rollover Shareholders. This total does not include 27,905 Class A Ordinary shares that are issuable upon the exercise of options and 164,990 Class A Ordinary Shares that are issuable upon vesting of restricted stock units, held by the Rollover Shareholders, that cannot be exercised or vest, respectively, within 60 days. This represents approximately 36% of the total outstanding Class A Ordinary Shares, assuming that there is a total of 48,958,919 Class A Ordinary Shares outstanding, which includes: (i) the 44,477,356 Class A Ordinary Shares outstanding as of November 24, 2023, as specified in the Merger Agreement filed by the Issuer with the SEC on November 24, 2023; (ii) 4,385,078 Class A Ordinary Shares issuable upon the conversion of the Class B Ordinary Shares held by the Rollover Shareholders; and (iii) 96,485 Class A Ordinary Shares issuable upon the exercise of options held by the Rollover Shareholders.

(c) Except as disclosed in this Schedule 13D, neither Reporting Person has effected any transaction in the Class A Ordinary Shares during the 60 days preceding the date hereof.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of each Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by each Reporting Person, respectively.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure under Item 4 is incorporated herein by reference in its entirety.

To the best knowledge of each Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between that Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated December 4, 2023, by and among the Reporting Persons (filed herewith).

99.2	Agreement and Plan of Merger, dated as of November 24, 2023, by and between TSH Investment Holding Limited, TSH Merger Sub Limited and iClick Interactive Asia Group Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Issuer to the SEC on November 24, 2023.

99.3	Support Agreement, dated November 24, 2023, by and among TSH Investment Holding Limited, Igomax Inc., Jian Tang, Bubinga Holdings Limited, Wing Hong Sammy Hsieh, Marine Central Limited, Jianjun Huang, Creative Big Limited, Cheer Lead Global Limited, Huge Superpower Limited, Capable Excel Limited, Infinity Global Fund SPC, Integrated Asset Management (Asia) Limited, Chan Nai Hang, Likeable Limited, Tsang Hing Sze, Lau Ying Wai, Chik Yu Chung Roni, Tse Kok Yu Ryan, Imen Pang, Zhao Yong and Yang Xin, incorporated herein by reference to Exhibit 99.5 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2023

HIN WAH DESMOND CHU

/s/ Hin Wah Desmond Chu

LIKEABLE LIMITED

/s/ Hin Wah Desmond Chu
Name: Hin Wah Desmond Chu
Title: Director